

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





03016633

No Act
P.E. 12-31-02

March 3, 2003

Peter V. Fazio, Jr.
Executive Vice President
and General Counsel
NiSource Inc.
801 E. 86th Avenue
Merrillville, IN 46410

Act 1934
Section
Rule 14A-8
Public Availability 3/3/2003

RE: NiSource Inc.
Incoming letter dated December 31, 2002

PROCESSED
MAR 14 2003
THOMSON FINANCIAL

Dear Mr. Fazio:

This is in response to your letters dated December 31, 2002 and January 21, 2003 concerning the shareholder proposal submitted to NiSource by Ralph E. Spelbring. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Ralph E. Spelbring
236 Bank Street
Elkhart, IN 46516

Peter V. Fazio, Jr.
Executive Vice President and General Counsel

RECEIVED
2003 JAN -6 PM 4:18
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

NiSource™
Delivering life's essential resources

December 31, 2002

801 E. 86th Avenue
Merrillville, IN 46410
(219) 647.6047
Fax: (219) 647.6060

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ***Proposed Shareholder Resolution of Ralph E. Spelbring***

Ladies and Gentlemen:

NiSource Inc., a Delaware corporation (the "Company"), has received a proposal submitted by Ralph E. Spelbring (the "Proposal") for inclusion in its proxy statement relating to its 2003 Annual Meeting of Shareholders, which is currently scheduled for May 20, 2003. The Proposal recommends that the Company's "Supplemental Executive Retirement Plan be eliminated at the end of 2003."

We hereby notify the Securities and Exchange Commission (the "Commission") and Mr. Spelbring of the Company's intention to exclude the Proposal from the 2003 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its proxy materials. In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company hereby files six copies of this letter and the Proposal and its supporting statement, which are attached to this letter as Exhibit A. One copy of this letter, with copies of all enclosures, is being simultaneously sent to Mr. Spelbring.

The Company intends to omit the Proposal and Mr. Spelbring's supporting statement from the Company's proxy statement in reliance upon Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the ordinary business operations of the Company; in reliance upon Rule 14a-8(i)(2), because the Proposal recommends a course of action that would cause the Company to violate state and federal law; and in reliance upon Rule 14a-8(i)(3), because the Proposal and supporting statements are misleading.

The Proposal

The Proposal and supporting statements read as follows:

> Here is a shareholder proposal for consideration at the annual meeting in 2003: Shareholders recommend that the Supplemental Executive Retirement Plan be eliminated at the end of 2003.
>
> COMMENTS: Why should there be a special pension plan that only applys *[sic]* to a few employees? If you think this plan should be eliminated, vote YES.

Background Regarding the Company's Supplemental Executive Retirement Plan

The Company's Supplemental Executive Retirement Plan (as amended and restated effective as of June 1, 2002, the "SERP"), was first adopted by the Company on December 23, 1982 and was last amended on June 1, 2002. As stated in the Plan, the purpose of the SERP is to "benefit the Company by providing key executives and employees with additional security in order to aid the Company in retaining its present management and, should circumstances require it, to aid the Company in attracting additions to management." Under the SERP, a participant is entitled to receive the greater of the retirement benefit calculated pursuant to the formula in the Company's qualified pension plan or the retirement benefit calculated pursuant to the modified formula provided in the SERP. The modified formula in the SERP entitles the participant to receive a retirement benefit that he or she would not be able to receive under the Company's qualified pension plan due to limitations required by the Internal Revenue Code and related regulations. In either case, the benefit is reduced by the actual pension payable from the Company's qualified pension plan. In addition, the SERP provides certain early retirement and disability benefits and pre-retirement death benefits for the spouse of a participant. The Company believes that providing these additional benefits to key executives and employees enhances the Company's ability to retain key management personnel and provides an incentive for key executives and employees to make themselves available to the Company for consulting assignments after retirement – each of which is important to the efficient and stable management of the Company.

Under the SERP, the Company's Board of Directors or the Nominating and Compensation Committee of the Board selects the key employees of the Company to participate in the plan. The terms of the SERP provide that "officers and certain other employees" are eligible to participate in the plan. Nothing contained in the SERP, and nothing in practice, limits the application of the SERP to only "senior executives." Rather, the SERP is intended to be open, at the discretion of the Company's Board of Directors, to any "key employee" without regard for such employee's level within the Company's management. The SERP currently has 25 active and retired employee participants. While the SERP's participants include the Chief Executive Officer and Vice Chairman, they also include a number of employees who are two and three reporting levels below the executive officers. Fewer than half of the executive officers of the Company (as listed in the 2001 Form 10-K) are participants in the SERP and fewer than 30% of the active employee participants are executive officers of the Company. While the number of participants in the SERP is small, and participation in the SERP is subject to the selection of the Company's Board or a Board committee, the plan applies to a broader population than merely "senior executives."

The Proposal deals with matters relating to the Company's ordinary business operations, namely employee retirement benefits, and is therefore properly excludable under Rule 14a-8(i)(7).

Pursuant to Rule 14a-8(i)(7), a registrant may omit a shareholder proposal from its proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The Company's decision to exclude the Proposal is consistent with the Staff's position in past no-action letters that determining the appropriate retirement benefits package to provide to its employees is part of a company's determination of the overall compensation for its employees. The Staff has consistently concurred in the view that compensation of company employees, active or retired, relates to the conduct of the company's ordinary business, and that fixing the amount and scope of compensation and benefits falls within the purview of management. *See, e.g., Bell Atlantic Corp.* (October 19, 1999) (proposal to increase retired management employees with a catch-up in their pensions to match past increases provided to retired non-management employees); *General Electric Company* (January 25, 1999) (proposal to provide annual cost of living adjustment to pension benefits paid to employees); *CIGNA Corporation* (December 21, 1998) (proposal to increase pension benefits); *Ford Motor Company* (March 8, 1991) (proposal to increase salaried retirees' pensions by 10%); *Consolidated Edison Company of New York, Inc.* (February 13, 1992) (proposal to amend existing pension benefits); *Procter & Gamble Co.* (June 13, 1990) (proposal relating to providing a prescription drug plan for retirees); *Monsanto Company* (December 31, 1987) (proposal to modify the company's salaried employees' pension plans).

The reason for this position is set forth in Release No. 34-40018 (May 21, 1998); 1998 WL 25480. Allowing the Company's stockholders to consider such a proposal would be inconsistent with the Commission's statement that the underlying purpose of the ordinary business exception is "to confine the resolution of ordinary business problems to management and the board of directors since it is impracticable for shareholders to decide how to solve such problems." Release No. 34-40018, *Id.* at *4. We submit that determining the appropriate level and mix of compensation and other benefits to provide to employees (as well as the tax ramifications of various benefit plan structures) is a "matter of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at *5.

We note that the Staff has recognized an exception, for proposals covering "senior executive" or director compensation, to its general position that proposals covering general compensation issues are excludable under Rule 14a-8(i)(7). *See Xerox Corp.* (March 25, 1993). *See also* Statement by Richard C. Breeden on Executive

Compensation Issues (February 13, 1992). However, the Staff has narrowly interpreted this exception and declined to apply it to proposals with respect to plans open to employees beyond senior executives. The Staff has recently allowed registrants to exclude two shareholder proposals with respect to SERPs open to individuals other than senior executives. *See The Boeing Company* (February 17, 2002) (proposal with respect to disclosure of SERP liability, which proposal made no distinction between senior and "regular" executives, excludable as dealing with "general employee benefits"); *UAL Corporation* (February 17, 2002) (proposal with respect to disclosure of SERP liability excludable as dealing with "general employee benefits" where SERP treated top executives no differently than other highly paid employees and where there was no SERP or other non-qualified plan solely for executive officers); *see also Lucent Technologies Inc.* (November 6, 2001) (proposal to cut the compensation of all officers and directors inappropriate because proposal covers more than senior officers). The Company's SERP is less a matter of senior executive compensation than the plans described in the *UAL* and *Boeing* letters; in the latter plans, executive officers and other senior executives automatically participated based solely on compensation level, whereas in the NiSource SERP, each participant must be specifically designated by the Board or Board committee, and the majority of executive officers do not participate.

The Proposal recommends a course of action that would cause the Company to violate state and federal law and therefore is properly excludable under Rule 14a-8(i)(2).

Rule 14a-8(i)(2) permits a registrant to exclude from its proxy materials a proposal if the proposal would, if implemented, cause the registrant to violate any federal, state or foreign law to which it is subject. Although, as discussed below, the Proposal's recommendation that the SERP "be eliminated at the end of 2003" is vague and ambiguous, it appears to call for the complete termination of the SERP, notwithstanding certain participants' entitlement to benefits thereunder. In my opinion, the Company cannot alter binding benefit arrangements in this manner without exposing itself to violations of Delaware and federal law and potential litigation.

Under Delaware law, a breach of a contract by a Delaware corporation violates state law. *See, e.g., Kenyon v. Holbrook Microfilming Serv., Inc.*, 155 F.2d 913 (2d Cir. 1946). A breach of a contract is "a failure, without legal excuse, to perform any promise which forms part of [the] contract," Williston on Contracts §1290 (3d ed. Supp. 2001), and in the absence of a legal excuse for one party's performance of a contract, that party is "obligated to perform the contract according to its terms, or upon his failure so to do, he is liable to the [other party] for the damages resulting therefrom," *Wills v. Shockley*, 157 A.2d 252, 253 (Del. Super. Ct. 1960). In addition, promises as to the future, reasonably calculated to induce action or forbearance and which does induce such action or forbearance, are binding if injustice can be avoided only if the promise is enforced. Restatement (Second) of Contracts at 90. *See Reeder v. Sanford School, Inc.*, 397 A.2d 139, 141 (Del. Super. Ct. 1978).

For many years, the Staff has agreed not to recommend enforcement action in connection with the exclusion, pursuant to Rule 14a-8(i)(2), of shareholder proposals that would cause a registrant to breach existing compensation agreements or arrangements. *See NetCurrents, Inc.* (June 1, 2001) (proposal relating to creation of an independent compensation committee to develop new compensation plans to replace all existing executive compensation excludable pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause the company to breach existing employment agreements or other contractual obligations); *Goldfield Corp.* (March 28, 2001) (proposal requesting the board to seek shareholder approval of present and future executive officer severance agreements excludable under Rules 14a-8(i)(2) and 14a-8(i)(6) because it would require the company to breach those agreements); *Int'l Bus. Machines Corp.* (February 27, 2000) (proposal requesting the termination and renegotiation of CEO retirement package excludable under Rule 14a-8(i)(2)); *Int'l Bus. Machines Corp.* (December 15, 1995) (proposal which sought to reduce the compensation of three executive officers excludable based on the unlawfulness of any attempt by IBM to make unilateral modifications to existing contracts in connection with the proposal); *Citizen's First Bancorp, Inc.* (March 24, 1992) (proposal to terminate two executives' severance agreements excluded as a breach of such contracts in violation of applicable state law).

In addition, courts have treated the federal common law developed under ERISA as governing nonqualified deferred compensation plans, such as the SERP. *See, e.g., Carr v. First Nationwide Bank*, 816 F. Supp 1476 (N.D. Cal. 1993). Therefore, unilateral elimination of the SERP, without the consent of the participants entitled to benefits thereunder, would have the consequence of breaching federal, as well as state, law.

The Proposal is misleading and therefore is properly excludable under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits the omission of a proposal if the proposal or its supporting statements are contrary to the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has interpreted this rule to allow the omission of a proposal so vague and indefinite that shareholders may be unable to determine with reasonable certainty the immediate consequences of its implementation. *See Philadelphia Elec. Co.* (July 30, 1992) (proposal relating to the election of a committee of shareholders to consider and present certain plans to the board of directors excludable as "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.")

The Company believes that the Proposal and its supporting statement are vague, indefinite and ambiguous. While we believe that the intention of the Proposal is to recommend that the Company terminate the SERP in full (*i.e.*, pay no further benefits) as of December 31, 2003, the Proposal is unclear. It may be intended to recommend a freeze on future benefits to active employees based on current years of service at

December 31, 2003, or forbid the selection of new participants after December 31, 2003, among other possibilities. It is not clear what the shareholders are being asked to approve. Likewise, in the event the Proposal passes, the Board of Directors would have no clear idea what action would be required to follow the recommendation.

Conclusion

For the reasons listed above, the Company believes that it has proper bases for excluding the Proposal from its 2003 proxy materials. If you have any questions or comments about the above-discussed matter, please do not hesitate to call me at (219) 647-6047. Kindly date stamp and return the enclosed copy of this letter in the enclosed stamped, self-addressed envelope to acknowledge receipt of this letter.

Very truly yours,



Peter V. Fazio, Jr.
Executive Vice President and
General Counsel

Enclosures

cc: Ralph E. Spelbring
236 Bank Street
Elkhart, Indiana 46516

CHI_DOCS2\655289.5

Exhibit A

Gary W. Pottorff, Secretary
NiSource, Inc.
801 East 86th Avenue
Merrillville, IN 46410

Dear Mr. Pottorff:

Here is a shareholder proposal for consideration at the annual meeting in 2003: Shareholders recommend that the Supplemental Executive Retirement Plan be eliminated at the end of 2003.

COMMENTS: Why should there be a special pension plan that only applys to a few employees? If you think this plan should be eliminated, vote YES.

If this proposal is considered at the annual meeting in 2003, it's expected that I or somebody representating me would attend the meeting provided it is in Indiana.

Sincerely yours,



August 2002

Ralph E. Spelbring
236 Bank Street
Elkhart, IN 46516


RECEIVED
AUG 29 2002
SECRETARY

SCHIFF HARDIN & WAITE
A Partnership Including Professional Corporations

6600 Sears Tower, Chicago, Illinois 60606-6473
Telephone (312) 258-5500 Facsimile (312) 258-5700

Chicago
Washington
New York
Merrillville
Dublin
Lake Forest

January 21, 2003

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ***Proposed Shareholder Resolution of Ralph E. Spelbring***

Ladies and Gentlemen:

On December 31, 2002, NiSource Inc., a Delaware corporation (the "Company"), notified the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") and Mr. Ralph E. Spelbring of the Company's intention to exclude the proposal submitted by Mr. Spelbring (the "Proposal") for inclusion in its proxy statement relating to its 2003 Annual Meeting of Shareholders, which is currently scheduled for May 20, 2003. The notification was in the form of a letter by Peter V. Fazio, Jr., the General Counsel of the Company, and was sent by the United States Postal Service. The Company has not yet received the date-stamped confirmation copy of its December 31, 2002 letter and is therefore unable to confirm whether the letter has been received by the Commission. We have left voicemail messages, as yet unanswered, with the Office of Chief Counsel to inquire if the letter was received.

In order to ensure that the Commission receives the Company's December 31, 2002 letter within the applicable deadline, we are enclosing herewith a copy of the December 31, 2002 letter as was previously submitted to the Commission. In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company hereby files six copies of the December 31, 2002 letter which includes the Proposal and its supporting statement. One copy of this letter, with copies of all enclosures, is being simultaneously sent to Mr. Spelbring.

If you have any questions or comments about the above-discussed matter, please do not hesitate to call me at (312) 258-5596. Kindly date stamp and return the enclosed copy of this letter in the enclosed stamped, self-addressed envelope to acknowledge receipt of this letter.

Very truly yours,



Richard T. Miller

Enclosures

NiSource™
Delivering life's essential resources

Peter V. Fazio, Jr.
Executive Vice President and
General Counsel

December 31, 2002

801 E. 86th Avenue
Merrillville, IN 46410
(219) 647.6047
Fax: (219) 647.6060

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Proposed Shareholder Resolution of Ralph E. Spelbring*

Ladies and Gentlemen:

NiSource Inc., a Delaware corporation (the "Company"), has received a proposal submitted by Ralph E. Spelbring (the "Proposal") for inclusion in its proxy statement relating to its 2003 Annual Meeting of Shareholders, which is currently scheduled for May 20, 2003. The Proposal recommends that the Company's "Supplemental Executive Retirement Plan be eliminated at the end of 2003."

We hereby notify the Securities and Exchange Commission (the "Commission") and Mr. Spelbring of the Company's intention to exclude the Proposal from the 2003 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its proxy materials. In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company hereby files six copies of this letter and the Proposal and its supporting statement, which are attached to this letter as Exhibit A. One copy of this letter, with copies of all enclosures, is being simultaneously sent to Mr. Spelbring.

The Company intends to omit the Proposal and Mr. Spelbring's supporting statement from the Company's proxy statement in reliance upon Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the ordinary business operations of the Company; in reliance upon Rule 14a-8(i)(2), because the Proposal recommends a course of action that would cause the Company to violate state and federal law; and in reliance upon Rule 14a-8(i)(3), because the Proposal and supporting statements are misleading.

The Proposal

The Proposal and supporting statements read as follows:

> Here is a shareholder proposal for consideration at the annual meeting in 2003: Shareholders recommend that the Supplemental Executive Retirement Plan be eliminated at the end of 2003.
>
> COMMENTS: Why should there be a special pension plan that only applys *[sic]* to a few employees? If you think this plan should be eliminated, vote YES.

Background Regarding the Company's Supplemental Executive Retirement Plan

The Company's Supplemental Executive Retirement Plan (as amended and restated effective as of June 1, 2002, the "SERP"), was first adopted by the Company on December 23, 1982 and was last amended on June 1, 2002. As stated in the Plan, the purpose of the SERP is to "benefit the Company by providing key executives and employees with additional security in order to aid the Company in retaining its present management and, should circumstances require it, to aid the Company in attracting additions to management." Under the SERP, a participant is entitled to receive the greater of the retirement benefit calculated pursuant to the formula in the Company's qualified pension plan or the retirement benefit calculated pursuant to the modified formula provided in the SERP. The modified formula in the SERP entitles the participant to receive a retirement benefit that he or she would not be able to receive under the Company's qualified pension plan due to limitations required by the Internal Revenue Code and related regulations. In either case, the benefit is reduced by the actual pension payable from the Company's qualified pension plan. In addition, the SERP provides certain early retirement and disability benefits and pre-retirement death benefits for the spouse of a participant. The Company believes that providing these additional benefits to key executives and employees enhances the Company's ability to retain key management personnel and provides an incentive for key executives and employees to make themselves available to the Company for consulting assignments after retirement – each of which is important to the efficient and stable management of the Company.

Under the SERP, the Company's Board of Directors or the Nominating and Compensation Committee of the Board selects the key employees of the Company to participate in the plan. The terms of the SERP provide that "officers and certain other employees" are eligible to participate in the plan. Nothing contained in the SERP, and nothing in practice, limits the application of the SERP to only "senior executives." Rather, the SERP is intended to be open, at the discretion of the Company's Board of Directors, to any "key employee" without regard for such employee's level within the Company's management. The SERP currently has 25 active and retired employee participants. While the SERP's participants include the Chief Executive Officer and Vice Chairman, they also include a number of employees who are two and three reporting levels below the executive officers. Fewer than half of the executive officers of the Company (as listed in the 2001 Form 10-K) are participants in the SERP and fewer than 30% of the active employee participants are executive officers of the Company. While the number of participants in the SERP is small, and participation in the SERP is subject to the selection of the Company's Board or a Board committee, the plan applies to a broader population than merely "senior executives."

The Proposal deals with matters relating to the Company's ordinary business operations, namely employee retirement benefits, and is therefore properly excludable under Rule 14a-8(i)(7).

Pursuant to Rule 14a-8(i)(7), a registrant may omit a shareholder proposal from its proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The Company's decision to exclude the Proposal is consistent with the Staff's position in past no-action letters that determining the appropriate retirement benefits package to provide to its employees is part of a company's determination of the overall compensation for its employees. The Staff has consistently concurred in the view that compensation of company employees, active or retired, relates to the conduct of the company's ordinary business, and that fixing the amount and scope of compensation and benefits falls within the purview of management. *See, e.g., Bell Atlantic Corp.* (October 19, 1999) (proposal to increase retired management employees with a catch-up in their pensions to match past increases provided to retired non-management employees); *General Electric Company* (January 25, 1999) (proposal to provide annual cost of living adjustment to pension benefits paid to employees); *CIGNA Corporation* (December 21, 1998) (proposal to increase pension benefits); *Ford Motor Company* (March 8, 1991) (proposal to increase salaried retirees' pensions by 10%); *Consolidated Edison Company of New York, Inc.* (February 13, 1992) (proposal to amend existing pension benefits); *Procter & Gamble Co.* (June 13, 1990) (proposal relating to providing a prescription drug plan for retirees); *Monsanto Company* (December 31, 1987) (proposal to modify the company's salaried employees' pension plans).

The reason for this position is set forth in Release No. 34-40018 (May 21, 1998); 1998 WL 25480. Allowing the Company's stockholders to consider such a proposal would be inconsistent with the Commission's statement that the underlying purpose of the ordinary business exception is "to confine the resolution of ordinary business problems to management and the board of directors since it is impracticable for shareholders to decide how to solve such problems." Release No. 34-40018, *Id.* at *4. We submit that determining the appropriate level and mix of compensation and other benefits to provide to employees (as well as the tax ramifications of various benefit plan structures) is a "matter of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at *5.

We note that the Staff has recognized an exception, for proposals covering "senior executive" or director compensation, to its general position that proposals covering general compensation issues are excludable under Rule 14a-8(i)(7). *See Xerox Corp.* (March 25, 1993). *See also* Statement by Richard C. Breeden on Executive

Compensation Issues (February 13, 1992). However, the Staff has narrowly interpreted this exception and declined to apply it to proposals with respect to plans open to employees beyond senior executives. The Staff has recently allowed registrants to exclude two shareholder proposals with respect to SERPs open to individuals other than senior executives. *See The Boeing Company* (February 17, 2002) (proposal with respect to disclosure of SERP liability, which proposal made no distinction between senior and "regular" executives, excludable as dealing with "general employee benefits"); *UAL Corporation* (February 17, 2002) (proposal with respect to disclosure of SERP liability excludable as dealing with "general employee benefits" where SERP treated top executives no differently than other highly paid employees and where there was no SERP or other non-qualified plan solely for executive officers); *see also Lucent Technologies Inc.* (November 6, 2001) (proposal to cut the compensation of all officers and directors inappropriate because proposal covers more than senior officers). The Company's SERP is less a matter of senior executive compensation than the plans described in the *UAL* and *Boeing* letters; in the latter plans, executive officers and other senior executives automatically participated based solely on compensation level, whereas in the NiSource SERP, each participant must be specifically designated by the Board or Board committee, and the majority of executive officers do not participate.

The Proposal recommends a course of action that would cause the Company to violate state and federal law and therefore is properly excludable under Rule 14a-8(i)(2).

Rule 14a-8(i)(2) permits a registrant to exclude from its proxy materials a proposal if the proposal would, if implemented, cause the registrant to violate any federal, state or foreign law to which it is subject. Although, as discussed below, the Proposal's recommendation that the SERP "be eliminated at the end of 2003" is vague and ambiguous, it appears to call for the complete termination of the SERP, notwithstanding certain participants' entitlement to benefits thereunder. In my opinion, the Company cannot alter binding benefit arrangements in this manner without exposing itself to violations of Delaware and federal law and potential litigation.

Under Delaware law, a breach of a contract by a Delaware corporation violates state law. *See, e.g., Kenyon v. Holbrook Microfilming Serv., Inc.*, 155 F.2d 913 (2d Cir. 1946). A breach of a contract is "a failure, without legal excuse, to perform any promise which forms part of [the] contract," Williston on Contracts §1290 (3d ed. Supp. 2001), and in the absence of a legal excuse for one party's performance of a contract, that party is "obligated to perform the contract according to its terms, or upon his failure so to do, he is liable to the [other party] for the damages resulting therefrom," *Wills v. Shockley*, 157 A.2d 252, 253 (Del. Super. Ct. 1960). In addition, promises as to the future, reasonably calculated to induce action or forbearance and which does induce such action or forbearance, are binding if injustice can be avoided only if the promise is enforced. Restatement (Second) of Contracts at 90. *See Reeder v. Sanford School, Inc.*, 397 A.2d 139, 141 (Del. Super. Ct. 1978).

For many years, the Staff has agreed not to recommend enforcement action in connection with the exclusion, pursuant to Rule 14a-8(i)(2), of shareholder proposals that would cause a registrant to breach existing compensation agreements or arrangements. *See NetCurrents, Inc.* (June 1, 2001) (proposal relating to creation of an independent compensation committee to develop new compensation plans to replace all existing executive compensation excludable pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause the company to breach existing employment agreements or other contractual obligations); *Goldfield Corp.* (March 28, 2001) (proposal requesting the board to seek shareholder approval of present and future executive officer severance agreements excludable under Rules 14a-8(i)(2) and 14a-8(i)(6) because it would require the company to breach those agreements); *Int'l Bus. Machines Corp.* (February 27, 2000) (proposal requesting the termination and renegotiation of CEO retirement package excludable under Rule 14a-8(i)(2)); *Int'l Bus. Machines Corp.* (December 15, 1995) (proposal which sought to reduce the compensation of three executive officers excludable based on the unlawfulness of any attempt by IBM to make unilateral modifications to existing contracts in connection with the proposal); *Citizen's First Bancorp, Inc.* (March 24, 1992) (proposal to terminate two executives' severance agreements excluded as a breach of such contracts in violation of applicable state law).

In addition, courts have treated the federal common law developed under ERISA as governing nonqualified deferred compensation plans, such as the SERP. *See, e.g., Carr v. First Nationwide Bank*, 816 F. Supp 1476 (N.D. Cal. 1993). Therefore, unilateral elimination of the SERP, without the consent of the participants entitled to benefits thereunder, would have the consequence of breaching federal, as well as state, law.

The Proposal is misleading and therefore is properly excludable under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits the omission of a proposal if the proposal or its supporting statements are contrary to the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has interpreted this rule to allow the omission of a proposal so vague and indefinite that shareholders may be unable to determine with reasonable certainty the immediate consequences of its implementation. *See Philadelphia Elec. Co.* (July 30, 1992) (proposal relating to the election of a committee of shareholders to consider and present certain plans to the board of directors excludable as "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.")

The Company believes that the Proposal and its supporting statement are vague, indefinite and ambiguous. While we believe that the intention of the Proposal is to recommend that the Company terminate the SERP in full (*i.e.*, pay no further benefits) as of December 31, 2003, the Proposal is unclear. It may be intended to recommend a freeze on future benefits to active employees based on current years of service at

December 31, 2003, or forbid the selection of new participants after December 31, 2003, among other possibilities. It is not clear what the shareholders are being asked to approve. Likewise, in the event the Proposal passes, the Board of Directors would have no clear idea what action would be required to follow the recommendation.

Conclusion

For the reasons listed above, the Company believes that it has proper bases for excluding the Proposal from its 2003 proxy materials. If you have any questions or comments about the above-discussed matter, please do not hesitate to call me at (219) 647-6047. Kindly date stamp and return the enclosed copy of this letter in the enclosed stamped, self-addressed envelope to acknowledge receipt of this letter.

Very truly yours,



Peter V. Fazio, Jr.
Executive Vice President and
General Counsel

Enclosures

cc: Ralph E. Spelbring
236 Bank Street
Elkhart, Indiana 46516

CHI_DOCS2\ 655289.5

Exhibit A

Gary W. Pottorff, Secretary
NiSource, Inc.
801 East 86th Avenue
Merrillville, IN 46410

Dear Mr. Pottorff:

Here is a shareholder proposal for consideration at the annual meeting in 2003: Shareholders recommend that the Supplemental Executive Retirement Plan be eliminated at the end of 2003.

COMMENTS: Why should there be a special pension plan that only applys to a few employees? If you think this plan should be eliminated, vote YES.

If this proposal is considered at the annual meeting in 2003, it's expected that I or somebody representating me would attend the meeting provided it is in Indiana.

Sincerely yours,



August 2002

Ralph E. Spelbring
236 Bank Street
Elkhart, IN 46516


RECEIVED
AUG 29 2002
SECRETARY

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 3, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NiSource Inc.
Incoming letter dated December 31, 2002

The proposal recommends the elimination of NiSource's Supplemental Executive Retirement Plan.

There appears to be some basis for your view that NiSource may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., general employee benefits). Accordingly, we will not recommend enforcement action to the Commission if NiSource omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which NiSource relies.

Sincerely,



Jennifer Bowes
Attorney-Advisor